VIA EDGAR AND OVERNIGHT MAIL
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
September 29, 2009

Attention:	Ms. Catherine T. Brown, Esq.

Re:	GameStop Corp. (the “Company”, “GameStop”, “we” or “our”)
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 1, 2009
Definitive Proxy Statement on Schedule 14A
Filed May 22, 2009
Form 10-Q for the Fiscal Quarter Ended May 2, 2009
Filed June 11, 2009
File No. 001-32637
Dear Ms. Brown:
          We are writing in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated September 4, 2009. Please note that the numbered paragraphs below correspond to the paragraph numbers contained in your comment letter.
1.	In future 10-K filings, the Company will remove the “Securities Authorized for Issuance under Equity Compensation Plans” section from Item 5 and report the information in Item 12 of the Form 10-K, as requested.

2.	In future filings, if true, the Company will state that the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.
625 Westport Parkway ♦ Grapevine, TX 76051 ♦ 817-424-2000 ♦ 817-424-2820

In addition, the Company confirms that its disclosure controls and procedures are designed to be effective at the reasonable assurance level and that the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were, in fact, effective at the reasonable assurance level for the periods included in our annual report on Form 10-K for the year ended January 31, 2009 and our quarterly report on Form 10-Q for the period ended May 2, 2009.

3.	Minority interest related to the Company’s subsidiary, GameStop Group Limited, was not presented on the face of the balance sheets or statements of operations in the Form 10-K for the fiscal year ended January 31, 2009 due to the application of paragraph 15 of ARB 51, which was in effect at that time. The statement required that cumulative losses applicable to the minority interest in the subsidiary in excess of the minority interest in the equity capital of the subsidiary should be charged against the majority interest, as there is no obligation of the minority interest to make good such losses. GameStop Group Limited had cumulative losses applicable to the minority interest owners in excess of the minority interest equity capital of approximately $104,000 as of January 31, 2009. Therefore, the applicable losses were included in the consolidated financial results of the Company.

The Company adopted the provisions of SFAS 160 on February 1, 2009. During the quarter ended May 2, 2009, GameStop Group Limited incurred additional immaterial losses. The Company considered the provisions of SFAS 160, including the materiality criteria, and determined that the amount attributable to the non-controlling interest for the quarter ended May 2, 2009 would be less than 1% of either retained earnings or stockholders’ equity as a whole, which would be immaterial to the Company’s financial statements. The results of GameStop Group Limited are expected to improve in the future. The Company will continue to monitor the amount attributable to the non-controlling interest. If the amount becomes material, the Company will record the non-controlling interest amount based on the provisions of SFAS 160.

4.	All amounts reported in the financing section of the statement of cash flows for the Form 10-K filed April 1, 2009 are presented gross with the exception of the net change in other noncurrent assets and other intangible assets. Reporting the net change in other noncurrent assets and other intangible assets at their gross amounts for the 52 weeks ended January 31, 2009 would result in increases in other noncurrent assets and other intangibles of ($12,907) and decreases in other noncurrent assets and other intangibles of $2,433.

In future filings, beginning with the Form 10-Q for the period ending October 31, 2009, the Company will retrospectively present all amounts in the financing section of the statement of cash flows at their gross amounts.

5.	In future filings, the Company will expand the disclosure related to goodwill and other intangible assets in the notes to the financial statements to include the following:

“In accordance with SFAS 142, the Company is required to evaluate goodwill and other intangible assets not subject to amortization for impairment at least annually. This test is completed at the beginning of the fourth quarter each year or when circumstances indicate the carrying value of the goodwill or other intangible assets might be impaired. Goodwill has been assigned to reporting units for the purpose of impairment testing. The Company has four business segments, the United States, Australia, Canada and Europe, which also define our reporting units based upon the similar economic characteristics of operations within each segment, including the nature of products, product distribution and the type of customer and separate management within those regions. The Company estimates fair value based on the discounted cash flows of each reporting unit. The Company uses a two-step process to measure goodwill impairment. If the fair value of the reporting unit is higher than its carrying value, then goodwill is not impaired. If the carrying value of the reporting unit is higher than the fair value, then the second test of goodwill impairment is needed. The second test compares the implied fair value of the reporting unit’s goodwill with its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value, then an impairment loss is recognized in the amount of the excess. If the carrying value of an individual indefinite-life intangible asset exceeds its fair value, such individual indefinite-life intangible asset is written down by the amount of the excess. The Company completed its annual impairment test of goodwill on the first day of the fourth quarter of fiscal 2006, fiscal 2007 and fiscal 2008 and concluded that none of its goodwill was impaired. Note 7 provides additional information concerning the changes in goodwill for the consolidated financial statements presented.”

In addition, in future filings, the Company will expand its discussion of goodwill and other intangible assets in the “Critical Accounting Policies” section of MD&A to include the information above, as well as the following:

“The discounted cash flow method used to determine the fair value of reporting units requires management to make significant judgments based on the Company’s projected sales and gross margin, annual business plans, future business strategies and economic factors. Discount rates used in the analysis reflect the Company’s weighted average cost of capital, current market rates and the risks associated with the projected cash flows. The impairment testing process is subject to inherent uncertainties and subjectivity, particularly related to sales and gross margin which can be impacted by various factors including the items listed in Item 1A. Risk Factors. While the fair value is determined based on the best available information at the time of assessment, any changes in business or economic conditions could materially increase or decrease the fair value of the reporting unit’s net assets and, accordingly, could materially increase or decrease any related impairment charge. Based on currently available information and forecasts of the Company’s annual results, we do not anticipate recording any impairment of goodwill or other intangible assets in any of the Company’s reporting units for the fiscal year ended January 30, 2010.”

6.	In the preliminary purchase price allocation of Micromania, we engaged Ernst & Young LLP’s Transaction Advisory Services Practice (“TAS”). Within the TAS practice at Ernst & Young is the Valuation and Business Modeling sub-specialty practice, which is the group that assisted GameStop with the identification and estimation of the fair value of the tangible and intangible assets acquired from Micromania. As part of the identification process, we carefully considered the definition of an identifiable intangible asset in paragraph 39 and Appendix A of SFAS 141. Based on our experience in the industry and Ernst & Young’s professional opinion, only the trade names and lease-related intangible assets met the legal/contractual or separable recognition criteria outlined in SFAS 141. Other intangible assets that were considered for valuation, but were ultimately determined not to meet the recognition criteria, included Micromania’s franchise contracts and non-contractual customer relationships, including Micromania’s customer loyalty program. Micromania has 13 ongoing franchise contracts related to 13 stores operated under the “Dock Games” name. Since these contracts represent less than 0.7% of Micromania’s total sales, and since Micromania management plans to progressively terminate these contracts by 2012, this asset class has been considered not material and was not valued. Micromania has no contractual relationship with its customers. The customer base is large and is subject to a high degree of turnover and has multiple retailers available to purchase the same product that Micromania sells. Micromania does have a customer loyalty program offering its customers a free loyalty card that entitles the customer to certain discounts. This program was put in place to support the further development of the Micromania trade name, and is not considered separable from the trade name. In addition, the Company considered whether the customer relationships were marketable to another market participant and determined that standing alone, they would not be. Consequently, management concluded that in accordance with the provisions of SFAS 141, the customer relationships are not separable, nor do they meet the legal/contractual recognition requirement.

The two intangible assets that were valued separate and apart from goodwill were the Micromania trade names and the lease-related intangible assets. The trade names “Micromania” and “Dock Games,” comprising the two store formats, were identified as intangible assets and were valued separately using the same valuation methodology. Specifically, Ernst & Young used the Relief-from-Royalty Method, a form of the Income Approach, to estimate the fair value of the trade names based on projected sales and cash flow. The royalty rate utilized for these trade names was based on several factors, including Ernst & Young’s external research of third party royalty rates in both the retail segment and among video game retailers specifically and the historical and projected operating margins for each entity. The estimation of fair value was determined based on the product of the projected sales of both Micromania and

Dock Games and their respective royalty rates, tax affected and discounted to the present using a discount rate based on Micromania’s weighted average cost of capital.

The fair values of the lease-related intangibles were calculated by Ernst & Young using both elements of the Income and Market Approaches. The Rent Differential Method, a form of the Income Approach, was used to determine the fair value of the favorable/unfavorable rental components. The entrance fee or key money was valued based on currently available market data using multiple factors, which is a form of the Market Approach. Together, these two components constitute the total lease-related intangible assets, as calculated on a store-by-store basis. Ernst & Young conducted a detailed market analysis based on extensive market research for each leasehold right in order to determine the fair value of the rent differential and entrance fees. This was accomplished by utilizing Ernst & Young’s French valuation professionals that have both experience and knowledge of the French real estate market. The rent differential was calculated using an Income Approach, which was based on taking the difference in the contractual rent and the market rent over the remaining lease term, with an assumption of lease renewal in certain instances. These differences were discounted to the present using a discount rate representative of the yield expected on similar real estate investments in France. The entrance fee was calculated based on available information and market research regarding the current consideration being paid for similar locations. The present value of the rent differential is added to the estimated entrance fee to determine the total fair value of the lease-related intangibles or leasehold rights and interests for each location.

In future filings, we will disclose the factors that contributed to a purchase price that resulted in the recognition of a significant amount of goodwill in both MD&A and the notes to the financial statements. Our proposed disclosure is as follows:

“The acquisition of Micromania is an important part of the Company’s European and overall growth strategy and gives the Company an immediate entrance into the second largest video game market in Europe. The amount the Company paid in excess of the fair value of the net assets acquired was primarily for (i) the expected future cash flows derived from the existing business and its infrastructure, (ii) the geographical benefits from adding stores in a new large growing market without cannibalizing existing sales, (iii) expanding the Company’s expertise in the European video game market as a whole, and (iv) increasing the Company’s impact on the European market, including increasing its purchasing power.”

7.	Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009, and to add more clarity as requested, GameStop revised its disclosure in the debt footnote to state that “as of August 2, 2008 and August 1, 2009, the only long-term debt outstanding was related to the Notes.” The Notes are defined as the offering of the $650,000,000 aggregate principal amount of Senior Notes due 2012. In the debt footnote of the Company’s Annual Report on Form 10-K, we stated that the remaining $550,000,000 of senior notes, gross of the unamortized original issue discount of $4,288,000, matures in the fiscal year ending January 2013 in order to comply with paragraph 10 of SFAS 47. We did not provide this information in a chart, since this is the only long-term debt outstanding. Prospectively, in the event that we issue additional debt, we will provide a table summarizing the composition of amounts included in the balance sheet caption long-term debt.

8.	Beginning with the Quarterly Report on Form 10-Q for the period ended August 1, 2009, the Company revised its disclosure to confirm that management expects that the ultimate resolution of currently known contingencies will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity. We will continue to disclose this assessment in future filings.

9.	In the Company’s Annual Report on Form 10-K for the period ended January 31, 2009, the Company disclosed an amount in the income tax footnote for “Charge in lieu of income taxes relating to the tax effect of stock-based awards tax deduction.” This amount represents the income tax benefit that we received upon the exercise of stock options and the vesting of restricted shares throughout the fiscal year. We listed the amount separately to transparently display the amount of the benefits relative to our total tax provision. In future filings, we will net this amount on the appropriate lines of the income tax provision disclosure.

10.	In future filings of our Definitive Proxy Statement on Schedule 14A, the Company will clarify its disclosure to include the dates of employment of each director going back a minimum of the last five consecutive years prior to the period in which the disclosure is made.

11.	In our Definitive Proxy Statement on Schedule 14A filed May 22, 2009 under the heading “Grants of Plan-Based Awards in Last Fiscal Year,” the “Threshold” amounts under “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” were reported as zero for each named executive officer. This amount represents the minimum payment under the Company’s cash bonus plan, which would be zero if the Company does not attain at least 85% of its targeted earnings for the year, as defined in the “Annual Bonuses” section on page 21 of the Definitive Proxy Statement. In future filings, the Company will revise the amounts reported under “Threshold” for each named executive officer to reflect the minimum amount payable for a certain level of performance under the plan, as defined in Instruction 2 to Item 402(d) of Regulation S-K. The minimum level of performance is defined as 85% of targeted earnings, or the minimum level of performance to receive a cash bonus. Our revised fiscal 2008 “Threshold” amounts under the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” section are as follows:

	Grant	Threshold
Name	Date	($)(1)
Daniel A. DeMatteo	2/7/2008	$960,000
R. Richard Fontaine	2/7/2008	1,200,000
J. Paul Raines	9/7/2008	450,000
David W. Carlson	2/7/2008	165,000
Tony D. Bartel	2/7/2008	150,000
Steven R. Morgan	2/7/2008	215,625

(1)	If at least 85% of target is achieved.
12.	In future filings of our Definitive Proxy Statement on Schedule 14A, our compensation discussion and analysis will precede the executive compensation tables.

13.	In our Definitive Proxy Statement on Schedule 14A under the headings “Key Elements of Compensation” and “Stock Options and Restricted Stock,” the Company described that it uses the recommendations of the Compensation Committee in determining the annual stock option or restricted stock grants to executive officers. The Compensation Committee also relies on the recommendations of the Executive Chairman and the Chief Executive Officer in granting awards to executive officers other than the Executive Chairman and the Chief Executive Officer. The Compensation Committee believes that long-term restricted stock awards are designed to motivate and retain high performing executives of the Company. The value of the long-term performance awards granted to executives of the Company increases based upon the executive’s relative level of responsibility and potential to affect the Company’s overall performance. Some factors used in determining the number of shares granted to the named executive officers include the financial performance of the Company over the preceding fiscal year, the historical amount of shares granted to each named executive officer, the current share price which affects the overall value of the grant, the amount of shares available to be granted under our Incentive Plan and the results of reviews, surveys or other information from compensation consultants. As discussed on page 18 and 19 of the Definitive Proxy Statement, the overall goal is to ensure that the compensation for each of the Company’s named executive officers, including the value of long-term awards, ranks in the 75th percentile of peers.

14.	In future filings of our Definitive Proxy Statement on Schedule 14A under the heading “Certain Relationships and Related Transactions,” we intend to add the following type of disclosure:

“The Company’s Board of Directors has adopted an Audit Committee Charter which requires the Audit Committee to “review with management and the independent auditor and approve all transactions and courses of dealing with parties related to the Company.” This obligation of the Audit Committee is described on page 5 of the proxy statement, which states that the Audit Committee is responsible for reviewing and approving related party transactions. Also, as described on page 7 of the proxy statement, the Company has adopted a Code of Ethics for Senior Financial and Executive Officers and a Code of Standards, Ethics and Conduct applicable to the Company’s management-level employees. The codes require that all of our employees and directors avoid conflicts of interest, defined as situations where the person’s private interests interfere in any way, or even appear to interfere, with the interests of the Company as a whole. In addition, at least annually each director and executive officer completes a detailed questionnaire that inquires about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest. It is our policy that any potential conflict of interest transaction with an executive officer or director or any transaction that triggers disclosure under Item 404(a) of Regulation S-K as a result of these inquiries is required to be reviewed and approved or ratified by the Audit Committee.”

15.	Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009, we revised our disclosure in Management’s Discussion and Analysis in the Liquidity and Capital Resources section under the “Cash Flows” heading to address the impact of the current economic downturn on liquidity as follows:

“The increase of cash used in operations of $50.6 million from the 26 weeks ended August 2, 2008 to the 26 weeks ended August 1, 2009 was primarily due to an increase in cash used for working capital purposes of $96.2 million, primarily driven by the decrease in accounts payable and accrued liabilities net of the decrease in inventory. This increase was a result of decreased purchases in the second quarter of fiscal 2009 when compared to fiscal 2008, primarily due to a decrease in hardware sales as a result of the continued macro-economic weakness and the lack of new titles available this year. Inventory turnover also decreased in fiscal 2009 compared to fiscal 2008, primarily due to the growth in the international segments which have lower inventory turns compared to the United States segment due to their lower overall store count and multiple warehouse facilities.”

In addition, we expanded our discussion in the Liquidity and Capital Resources section under the “Sources of Liquidity” heading as follows:

“The extension of the Revolver to 2012 reduces our exposure to the current tightening in the credit markets.”

We also expanded our discussion in the Liquidity and Capital Resources section under the “Uses of Capital” heading as follows:

“Based on our current operating plans and despite the continued weakness in the overall economy, we believe that available cash balances, cash generated from our operating activities and funds available under the Revolver will be sufficient to fund our operations, required payments on the Notes, store expansion and remodeling activities and corporate capital expenditure programs for at least the next 12 months.”

We will continue to monitor the economic environment and make similar disclosures as applicable in future filings.
Management understands that it is responsible for the adequacy and accuracy of disclosure in the Company’s filings. Management also understands that any comments by the Staff of the Commission or any changes in our disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 817-424-2000.

Very truly yours,
/s/ Robert A. Lloyd
Robert A. Lloyd
Senior Vice President and Chief Accounting Officer GameStop Corp.

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